Exhibit 99.2

The share exchange described in this press release involves securities of a foreign company. The share exchange is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the parties to the share exchange may purchase securities otherwise than in connection with the share exchange, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original document for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

September 14, 2022

To whom it may concern:

Company name:	Tokyu Corporation
Name of representative:	Kazuo Takahashi, President & Representative Director
(Code number: 9005 TSE Prime Market)
Contact:	Yuki Osawa, Director of Consolidated IR Section,
Accounting Group, Financial Strategy Office
(TEL +81-3-3477-6188)

Revision of the Shareholder Benefit Program

Tokyu Corporation (the "Company") entered into a share exchange agreement with Tokyu Recreation Co., Ltd. (" Tokyu Recreation ") on September 14, 2022. On January 1, 2023, Tokyu Recreation will become a wholly-owned subsidiary of the Company, subject to approval at Tokyu Recreation's extraordinary general meeting of shareholders to be held on November 21, 2022.

In connection with the share exchange, the Company has decided today to revise the shareholder benefit program from the shareholder benefits to be sent to shareholders as of the record date, March 31, 2023 (shareholder benefit package scheduled to be sent in May 2023).

This revision is to change the content of the shareholder benefits previously provided by Tokyu Recreation and add them to the shareholder benefits provided by the Company. The Company will improve the attractiveness of its shares so that more people, including existing shareholders, will be inclined to invest in its shares.

*Please refer to the attached documents for details.

September 14, 2022

For shareholders who own 500 shares or more of the Company, from a shareholder benefit package to be sent in May 2023,

"Discount ticket for movies" for 1,000 yen at 109 Cinemas will be added

- The shareholder benefits will be changed due to the conversion of Tokyu Recreation Co., Ltd. into a wholly-owned subsidiary through a share exchange. -

Tokyu Corporation

　Tokyu Corporation (the "Company") entered into a share exchange agreement with Tokyu Recreation Co., Ltd. (" Tokyu Recreation ") on September 14, 2022. On January 1, 2023, Tokyu Recreation will become a wholly-owned subsidiary of the Company, subject to approval at Tokyu Recreation's extraordinary general meeting of shareholders to be held on November 21, 2022.

As a result of the share exchange, the shareholder benefit program from the shareholder benefits to be sent to shareholders as of the record date, March 31, 2023 (shareholder benefit package to be sent in May 2023) will be revised. This revision is to change the content of the shareholder benefits previously provided by Tokyu Recreation and add them to the shareholder benefits provided by the Company. The Company will improve the attractiveness of its shares so that more people, including existing shareholders, will be inclined to invest in its shares.

Revision of the Shareholder Benefit Program

■ Revised content

(i) Add "Discount ticket for movies" at 109 Cinemas (for shareholders who own 500 or more shares)

For shareholders who own 500 or more shares, the Company will add four "Discount tickets for movies" that can be used at the "109 Cinemas chain (including the Movil)" operated by Tokyu Recreation in addition to the existing shareholder benefits.

You can enjoy your favorite movies for 1,000 yen.

*       You can enjoy IMAX, 3D, 4DX and screenX movies for 1,000 yen and additional fee.

*       You may not use the ticket at some (movie) theaters, or some movies and screenings due to special performances. For details, please refer to the notes in the discount ticket for shareholders to be sent in May 2023.

■ Starting time of implementation

Effective from shareholder benefits to be sent to shareholders in the shareholder registry on March 31, 2023 and after (the above change will be reflected to the shareholder benefit package to be sent from May 2023.)

[Attachment]

Details of shareholder benefits (list) from the end of March 2023 onwards *Changes are in the red frame

Number of shares owned		Shareholder Benefit Ride Certificate (ticket type)		Shareholder Benefit Ride Certificate	Shareholder Benefit Coupon
100 shares or more	Less than 500 shares	2 tickets		-	A *See the attached table below
500 shares or more	Less than 1,500 shares	5 tickets		-	B *See the attached table below
1,500 shares or more	Less than 2,500 shares	10 tickets	Additional 5 tickets for continued ownership	-
2,500 shares or more	Less than 5,000 shares	20 tickets		-
5,000 shares or more	Less than 9,500 shares	40 tickets	Additional 10 tickets for continued ownership	-
9,500 shares or more	Less than 12,000 shares	80 tickets		-
12,000 shares or more	Less than 14,000 shares	10 tickets		-
14,000 shares or more	Less than 28,500 shares	30 tickets		One train pass for all routes
28,500 shares or more		30 tickets		One train/bus pass for all routes

Shareholder Benefit Coupon	[A]	[B]
Tokyu Department Store 10% discount coupon for shopping	5 coupons	10 coupons
Tokyu Store 50-yen shopping coupon	20 coupons	40 coupons
Tokyu Hotels Accommodation discount coupon (*1)	4 coupons	8 coupons
Tokyu Hotels 10% discount coupon for food and drinks	2 coupons	4 coupons
Comprehensive medical examination at Tokyu Hospital Basic rate 10% discount coupon	-	1 coupon
Bunkamura the Museum Goto Museum Common invitation coupon	-	4 coupons

109 Cinemas Discount ticket for movies	-	4 coupons

*1	For shareholders who are members of the Tokyu Hotels comfort members (free member organizations), special prices for shareholders which are further discounted from good value member prices, or discounts from the basic accommodation rates (fixed prices)

*2	You can enjoy IMAX, 3D, 4DX and screenX movies for 1,000 yen and additional fee.

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